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SECU ... SION

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SEC Mail Processing Section
NOV 29 2011
Washington, DC
125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERNE AGEE CLEARING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 SHADES CREEK PARKWAY, SUITE 700
(No. and Street)

BIRMINGHAM	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED WAGSTAFF (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20TH STREET NORTH, SUITE 1800	BIRMINGHAM	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KPMG

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sterne Agee Clearing, Inc.:

We have audited the accompanying statements of financial condition of Sterne Agee Clearing, Inc., (a wholly owned subsidiary of Sterne Agee Group, Inc.) (the Company) as of September 30, 2011 and 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Sterne Agee Clearing, Inc. (a wholly owned subsidiary of Sterne Agee Group, Inc.) as of September 30, 2011 and 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 23, 2011

STERNE AGEE CLEARING, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statements of Financial Condition

September 30, 2011 and 2010

Assets		**2011**	**2010**
Cash and cash equivalents	$	1,787,830	1,625,513
Due from Parent		1,726,981	1,715,525
Securities owned, at fair value		6,942	5,829
Furniture and equipment (less accumulated depreciation of $115,629 in 2011 and $89,819 in 2010)		193,387	9,052
Other assets		63,169	56,876
Total assets	$	3,778,309	3,412,795
Liabilities and Stockholder's Equity			
Due to affiliates, net	$	90,032	83,080
Other liabilities		139,062	66,390
Total liabilities		229,094	149,470
Commitments and contingencies (note 4)			
Stockholder's equity:			
Preferred stock, $0.01 par value. Authorized, 40,000 shares, no shares issued and outstanding		—	—
Common stock, $0.01 par value. Authorized, 60,000 shares, 2,500 shares issued and outstanding both in 2011 and 2010		25	25
Additional paid-in capital		467,410	467,410
Retained earnings		3,081,780	2,795,890
Total stockholder's equity		3,549,215	3,263,325
Total liabilities and stockholder's equity	$	3,778,309	3,412,795

See accompanying notes to statements of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Principles of Consolidation

Sterne Agee Clearing, Inc. (the Company), a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent), is a registered broker dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Its principal business activities include the execution of securities transactions for institutional and retail customers introduced by nonaffiliated registered broker dealers, as well as the execution of securities transactions for nonaffiliated broker dealers. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SAL), an affiliate of the Company, to serve as the clearing and carrying broker, to clear and perform the majority of other back office operations, and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the SEC. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement.

(b) Use of Estimates in Financial Statements

The accounting principles used in preparing the financial statements conform with U.S. generally accepted accounting principles and with general practices followed by brokers and dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less.

(d) Accounting for Securities Transactions and Other Activity

Securities owned are stated at fair value.

(Continued)

(e) ***Furniture and Equipment***

Furniture and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets.

(f) ***Subsequent Events***

The Company has evaluated the effects of events or transactions through November 23, 2011, which have occurred subsequent to September 30, 2011. The Company does not believe there are any material subsequent events that would require further recognition or disclosure.

(g) ***Recent Accounting Pronouncements***

Accounting Changes

In September 2006, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *Improving Disclosures about Fair Value Measurements*. This standard establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurement. This standard emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement. This standard was adopted at the beginning of fiscal 2009 for financial assets and liabilities, without material impact on the financial statements. The Company adopted this standard at the beginning of fiscal 2011 for nonfinancial assets and liabilities. There was no significant impact on the statements of financial condition as a result of the application of this new guidance.

In June 2009, the FASB issued ASU 2009-16, *Accounting for Transfers of Financial Assets*, regarding the accounting for transfers of financial assets, as an amendment of previously issued guidance. This new guidance eliminates the Qualified Special Purpose Entity (QSPE) concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. The Company adopted this new guidance as of October 1, 2010. There was no significant impact on the statements of financial condition as a result of our application of this new guidance.

In June 2009, the FASB issued ASU 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*, which amended the existing pronouncement related to the consolidation of variable interest entities. This new guidance requires the reporting entities to evaluate former QSPEs for consolidation, changes the approach to determine a variable interest entity's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required assessments to determine whether the Company is the primary beneficiary of any variable interest entities to which the Company is a party. The Company adopted this new guidance as of October 1, 2010. There was no significant impact on the statements of financial condition as a result of the application of this new guidance.

(Continued)

Accounting Changes Issued Not Currently Effective

In April 2011, the FASB issued ASU 2011-03, *Transfers and Servicing: Reconsideration of Effective Control for Repurchase Agreements*, regarding the evaluation of certain terms in repurchase agreements, which impact the determination of whether a repurchase arrangement should be accounted for as a secured borrowing or a sale. The new guidance removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially agreed terms, even in the event of default by the transferee. This new guidance is effective prospectively for any of our applicable transactions, or modifications of existing transactions, that occur on or after October 1, 2012. The Company does not anticipate that this new guidance will have any significant impact on the statements of financial condition.

In May 2011, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*, which amends the existing pronouncement related to fair value measurement. This new guidance primarily expands the existing disclosure requirements for fair value. Specifically, the new guidance mandates the following additional disclosures: (1) The amount of any transfers between Level 1 and Level 2 of the fair value hierarchy (2) A quantitative disclosure of the unobservable inputs and assumptions used in the measurement of Level 3 instruments (3) A qualitative discussion of the sensitivity of the fair value to changes in unobservable inputs and any inter-relationships between those inputs that magnify or mitigate the effect on the measurement of Level 3 instruments (4) The level within the fair value hierarchy of items that are not measured at fair value in the statement of financial condition but whose fair value must be disclosed. This new guidance is effective for the Company prospectively beginning October 1, 2011. The Company expects the adoption of this new guidance will result in an increase of certain of the financial statement disclosures, but the adoption will not have any impact on the statements of financial condition.

(2) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2011 and 2010, the Company had net capital of $1,320,637 and $1,236,999, respectively, which amounts were $1,270,637 and $1,186,999 in excess of required net capital, respectively.

The Company claims an exemption from the provisions of the SEC's Customer Protection-Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of that Rule.

(3) Fair Value Disclosure

The definition of fair value focuses on exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date), not the entry price (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). Accordingly, fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

(Continued)

The following three-level valuation hierarchy is used for disclosure of fair value measurements and is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Exchange-Traded Equity Securities – Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Assets measured at fair value on a recurring basis as of September 30, 2011

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:				
Securities owned, at fair value:				
Common stock	$ 6,942	—	—	6,942

(Continued)

Assets measured at fair value on a recurring basis as of September 30, 2010

		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:					
Securities owned, at fair value:					
Common stock	$	5,829	—	—	5,829

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets include cash and cash equivalents, due from Parent, and payables from affiliates and others.

(4) Commitments and Contingencies

The Company, in its capacity as a broker dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's financial position.

(5) Related-Party Transactions

SA Group provides management, consulting, and financial services to the Company for a fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

SAL and SA Group provide office space, communications, and clearing services to the Company in the normal course of operations.

SAL serves as the custodian for the Company for securities, cash, and other property owned by or in the fiduciary accounts.

Additionally, SAL, in its capacity as the clearing firm for the Company, charges clearing fees for such services.

(Continued)

(6) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Deferred tax assets and liabilities are determined under the asset-liability method-based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. In accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*, the Company has recorded the following:

		2011	2010
Deferred tax assets:			
Fixed assets	$	—	3,731
Compensation		10,942	10,020
Total deferred tax assets		10,942	13,751
Deferred tax liabilities:			
Fixed assets		(60,846)	—
Prepaid expenses		(11,952)	(7,434)
Net deferred tax (liability) asset	$	(61,856)	6,317

Management has concluded that the realization of the deferred tax asset is more likely than not; accordingly, there was no valuation allowance during either 2011 or 2010.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of September 30, 2011, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company's tax returns for tax years prior to 2006 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities.

KPMG

STERNE AGEE CLEARING, INC.

(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statements of Financial Condition

September 30, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm)

sterne
agee

OATH OR AFFIRMATION

We, Brian K. Barze and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee Clearing, Inc., as of September 30, 2011, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Signature

Assistant Treasurer
Title

C. Fred Wagstaff
Signature

Chief Financial Officer
Title

JOETTE CROUCH FREDRICKSON
Notary Public
Alabama State at Large
My Commission Expires March 24, 2014

Joette Crouch Fredrickson
Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X (a) Facing page
X (b) Statement of Financial Condition
(c) Statement of Operations
(d) Statement of Changes in Financial Condition
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to m methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.